UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
 (Amendment No. 10)

HARCOURT GENERAL, INC.
(Name of Subject Company)
REH MERGERSUB INC.
REED ELSEVIER INC.
REED ELSEVIER U.S. HOLDINGS INC.
REED ELSEVIER OVERSEAS BV
REED ELSEVIER HOLDINGS BV
REED ELSEVIER PLC
REED INTERNATIONAL P.L.C.
ELSEVIER NV
(Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
and
SERIES A CUMULATIVE CONVERTIBLE STOCK,
PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

Common Stock (41163G101)
Series A Cumulative Convertible Stock (41163G200)
(Cusip Number of Class of Securities)
Henry Z. Horbaczewski, Esq.
Reed Elsevier Inc.
275 Washington Street
Newton, MA 02458
Telephone: (617) 558-4227
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Joseph Rinaldi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$4,400,646,387	$880,130

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.
**	Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 10 TO SCHEDULE TO

           This Amendment No. 10 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000, as amended by Amendment No. 1 filed on November 20, 2000, Amendment No. 2 filed on December 6, 2000, Amendment No. 3 filed on December 18, 2000, Amendment No. 4 filed on December 21, 2000, Amendment No. 5 filed on January 8, 2001, Amendment No. 6 filed on January 18, 2001, Amendment No. 7 filed on February 7, 2001, Amendment No. 8 filed on February 21, 2001 and Amendment No. 9 filed on February 28, 2001 (as amended, the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc., a Delaware corporation (the "Company" or "Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(l) and (a)(2), respectively, to Schedule TO.

           The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Offer to Purchase

           All references in the Offer to Purchase to "Wednesday, April 4, 2001" are deleted and replaced with "Friday, May 4, 2001".

Item 12. Exhibits Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:
(a)(14)	Press Release of Reed Elsevier dated April 2, 2001.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2001
REH Mergersub Inc.

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Vice President

Reed Elsevier Inc.

By:   /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Senior Vice President

Reed Elsevier U.S. Holdings Inc.

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Vice President

Reed Elsevier Overseas BV

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Attorney-in-Fact

Reed Elsevier Holdings BV

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Attorney-in-Fact

Reed Elsevier plc

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Attorney-in-Fact

Reed International P.L.C.

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Attorney-in-Fact

Elsevier NV

By:  /s/ Henry Z. Horbaczewski
Name: Henry Z. Horbaczewski
Title: Attorney-in-Fact

EXHIBIT INDEX
Exhibit No.
(a)(1)	Offer to Purchase dated November 8, 2000.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement dated November 8, 2000.*
(a)(8)	Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*
(a)(9)	Press Release of Reed Elsevier dated December 6, 2000.*
(a)(10)	Press Release of Reed Elsevier dated January 8, 2001.*
(a)(11)	Press Release of Reed Elsevier dated February 7, 2001.*
(a)(12)	Press Release of Reed Elsevier dated February 21, 2001.*
(a)(13)	Press Release of Reed Elsevier dated February 28, 2001.*
(a)(14)	Press Release of Reed Elsevier dated April 2, 2001.
(b)(1)	Commitment Letter, dated November 7, 2000, among Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*

(b)(2)	Credit Agreement, dated as of December 13, 2000, between Reed Elsevier, and Elsevier Finance SA (as Original Borrowers), Reed Elsevier (UK) Limited (as Borrowers' Agent), Reed International P.L.C. and Elsevier NV (as Original Guarantors), Deutsche Bank AG London and Morgan Stanley Dean Witter Bank Limited (as Joint Lead Arrangers, Joint Book Runners and Documentation Agents), Deutsche Bank AG London (as Facility Agent and Euro Swingline Agent) and Deutsche Bank AG, New York branch (as Dollar Swingline Agent).*

(b)(3)	Letter of cancellation relating to the Credit Agreement, dated December 13, 2000.*
(b)(4)	Letter of amendment relating to the Credit Agreement, dated December 20, 2000.*
(b)(5)	Transfer certificate, dated December 20, 2000.*
(d)(1)	Agreement and Plan of Merger, dated as of October 27, 2000, among Harcourt, Reed Elsevier and Purchaser.*
(d)(2)	Stockholder Agreement, dated as of October 27, 2000, among Reed Elsevier, Purchaser and the stockholders named therein.*
(d)(3)	Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*
* Previously filed.